UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 1)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

BENEFIT STREET PARTNERS REALTY TRUST, INC.

(Name of Subject Company)

BENEFIT STREET PARTNERS REALTY TRUST, INC.

(Names of Persons Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

08181T100

(CUSIP Number of Class of Securities)

Richard J. Byrne

Chief Executive Officer and President

Benefit Street Partners Realty Trust, Inc.

9 West 57th Street, Suite #4920

New York, New York 10019

(212) 588-6770

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

with copies to:

Michael E. McTiernan, Esq.

Hogan Lovells US LLP

Columbia Square

555 Thirteenth Street, NW

Washington, District of Columbia  20004

(202) 637-5600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Amendment No. 1 (this “Amendment”) amends and supplements Items 2, 4 and 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Benefit Street Partners Realty Trust, Inc., a Maryland real estate investment trust (the “Company”), filed with the Securities and Exchange Commission (the “SEC”) on October 9, 2018 (together with any amendments and supplements thereto, including this Amendment, the “Schedule 14D-9”). The Schedule 14D-9 relates to a tender offer (the “Tender Offer”) by Comrit Investments 1, Limited Partnership (the “Bidder”) to purchase up to 1,800,000 of the outstanding shares of common stock, $0.01 par value per share (the “Shares”) of the Company at a price equal to $14.52 per Share (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, as filed under cover of Schedule TO by the Bidder with the SEC, as originally filed on September 25, 2018 and as amended on October 10, 2018, October 25, 2018 and October 26, 2018 (the “Offer to Purchase”). Pursuant to these amendments, the Offeror (i) increased the purchase price per share from $13.08 to $14.52, and (ii) extended the expiration date of the Offer from November 9, 2018 to November 30, 2018.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as indicated below.

As discussed below, the Board of Directors of the Company (the “Board of Directors”) unanimously recommends that the holders of the Company’s Shares (the “Stockholders”) reject the Tender Offer and not tender their Shares for purchase pursuant to the Offer to Purchase.

Item 2. Identity and Background of Filing Person.

Item 2 of the Schedule 14D-9 is hereby amended and supplemented by replacing the third paragraph thereof with the following:

Unless the Tender Offer is extended by the Bidder, the Tender Offer will expire at 11:59 p.m., Eastern Time, on November 30, 2018.

Item 4. The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the second and third paragraphs under the heading “Reasons for the Recommendation” with the following:

The Board of Directors considered a number of reasons in determining its recommendation, including the following material reasons:

•	The Board of Directors believes that the Offer Price represents an opportunistic attempt by the Bidder to purchase Shares at an unreasonably low price and make a profit and, as a result, deprive the Stockholders who tender Shares of the potential opportunity to realize the long-term value of their investment in the Company. However, the Board of Directors notes that, because the Company is a non-exchange traded real estate investment trust (“REIT”), there is a limited market for the Shares and there can be no certainty regarding the long-term value of the Shares, because the value is dependent on a number of factors including general economic conditions and the other factors referenced in Item 8—“Additional Information.”

•	The Company’s GAAP book value per Share as of June 30, 2018 is $18.95 which is 31% higher than the Offer Price. The Company’s most recent estimated net asset value per Share, which is as of September 30, 2017, was $19.02, which is also 31% higher than the Offer Price. Book value and estimated net asset value may not necessarily be representative of the liquidation value of the Company. The book value per Share is the total of the Company’s assets (reduced by depreciation) less liabilities as reflected in its financial statements divided by the total outstanding Shares. Assets and liabilities are recorded in the financial statements in accordance with generally accepted accounting principles (“GAAP”) and do not necessarily reflect fair value.

•	By accepting the Offer Price, Stockholders would also be foregoing potential future distributions. The Company currently pays monthly distributions that, if annualized, amount to $1.44 per Share per year. Although the timing and amount of distributions are within the discretion of the Board of Directors and the Board of Directors cannot provide any guarantee that the Company will maintain this rate of distributions in the future, Stockholders that choose to participate in the Tender Offer by selling their Shares to the Bidder will lose the right to receive all future distributions, including any distributions made or declared after the expiration date of the Tender Offer.

•	The Bidder states that the Tender Offer is being made “for investment purposes and with the intention of making a profit from the ownership of the Shares” and admits that it was “motivated to establish the lowest price which might be acceptable” to the Stockholders. Therefore, the Bidder acknowledges that the Offer Price was established based on the Bidder’s objectives and not based on what is in the best financial interest of Stockholders. The Bidder also acknowledges that the Offer Price is not based on its assessment of the fair value of the Shares.

•	Pursuant to the Company’s share repurchase program (“SRP”), which is subject to the restrictions set forth in the Company's periodic reports filed with the SEC, in July 2018 the Company used available dividend reinvestment plan (“DRIP”) proceeds to repurchase approximately 368,000 Shares from Stockholders based on the Company’s then current book value per Share of $18.99. In January 2019, the Company expects to use available DRIP proceeds to repurchase Shares from Stockholders who wish to sell at the lesser of our GAAP book value or estimated net asset value per Share as of September 30, 2018. The Company has not, and does not in the future intend to, fulfill SRP repurchase requests in amounts that exceed available DRIP proceeds.

•	The Bidder acknowledges that it has “not made an independent appraisal of the Shares” or the Company’s properties, and that it is “not qualified to appraise real estate.”

•	The Tender Offer requires each Stockholder to submit to the personal jurisdiction of the State of Maryland and to arbitrate any disputes that may arise between any Stockholder and the Bidder or any other party related to the Tender Offer. For most Stockholders and their counsel, the use of Maryland law and a mandatory Maryland arbitration would impose unfamiliar law and an inconvenient forum. Additionally, in any dispute between a Stockholder and the Bidder or any other party related to the Tender Offer, the prevailing party will be entitled to recover attorney fees and costs. Finally, the Company believes that the requirement for tendering Stockholders to submit to the personal jurisdiction of the State of Maryland and the requirement to agree to arbitrate all disputes that may arise between any Stockholder and the Bidder is an impermissible limitation of a Stockholder’s protections under the Federal securities laws, and a violation of certain provisions of the Securities Exchange Act of 1934, as amended.

•	There is no guarantee that the Tender Offer will be completed in the time frame that the Tender Offer implies. The Tender Offer does not expire until November 30, 2018 and it may be extended by the Bidder in its sole discretion.

In view of the number of reasons and complexity of these matters, the Board of Directors did not find it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weight to the specific reasons considered.

In light of the reasons considered, the Board of Directors has unanimously determined that the terms of the Tender Offer are not advisable and are not in the best interests of the Stockholders and unanimously recommend that Stockholders not tender their Shares to the Bidder.

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit	Description
(a)(4)*	Letter to Benefit Street Partners Realty Trust, Inc. Stockholders, dated November 5, 2018

  *   Filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 5, 2018
	By:	/s/ Richard J. Byrne
		Name:	Richard J. Byrne
		Title:	Chief Executive Officer and President